Edison International
          Computation of Primary and Fully Diluted Earnings per Share
                                  (Unaudited)



                                              Quarter Ended March 31,
                                              -----------------------
                                             1999                1998
                                             ----                ----
                                      (in thousands, except per share amounts)

Consolidated net income                   $143,211              $144,010

Primary weighted average shares            348,327               370,279

Fuly diluted weighted average shares       353,900               373,340

Primary earnings per share                   $0.41                 $0.39

Fully diluted earnings per share             $0.40                 $0.38